March 12, 2007

By Facsimile, Overnight Courier and EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Dear Mr. Skinner:

Re:	Bolt Technology Corporation

Form 10-K for the Fiscal Year Ended June 30, 2006

File No. 1-12075

We would like to thank the Commission for its review of the Bolt Technology Corporation Form 10-K for the fiscal year ended June 30, 2006 and for providing comments as set forth in your letter dated February 26, 2007 concerning compliance with applicable disclosure requirements and to enhance the overall disclosures in our filing.

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have carefully considered each of the comments set forth in your letter and have responded to them in the enclosed attachment. As indicated in the attachment, we will incorporate the additional disclosures and revisions suggested in your letter in our Form 10-Q for our third quarter ending March 31, 2007, and in future 10-Q and 10-K filings. Therefore, we request that an amendment of the Form-10-K for the fiscal year ended June 30, 2006 not be required.

Should you have any further questions and/or require additional information please contact the undersigned.

Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Espeso
Joseph Espeso
Senior Vice President-Finance and Chief Financial Officer

Attachment

(Page 1)

Form 10-K for the fiscal year ended June 30, 2006

Note 1 – Description of Business and Significant Accounting Policies

Revenue Recognition and Warranty Costs, page F-6

1.	We note one of the criteria in which revenue is recognized includes no significant contingencies exist related to the sale. Tell us and disclose more specifically what type of contingency could exist in which revenue would still be recognized under your policy.

If a sale has any type of contingency present, we do not recognize sales revenue until such time as the contingency is satisfied. Therefore, we will eliminate the word “significant” from Item 5 of the revenue recognition criteria in our Form 10-Q for our third quarter ending March 31, 2007 and in future 10-Q and 10-K filings as set forth below:

“The Company recognizes sales revenue when it is realized and earned. The Company’s reported sales revenue is based on meeting the following criteria:

1.	Manufacturing products based on customer specifications.

2.	Delivering product to the customer before the close of the reporting period, whereby delivery results in the transfer of ownership risk to the customer.

3.	Establishing a set sales price with the customer.

4.	Collecting the sale revenue from the customer is reasonably assured.

5.	No contingencies exist.”

Note 2 – Goodwill, page F-10

2.	We note that you utilized an independent valuation company to conduct your goodwill impairment tests. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert as required by Item 601(a)(23) of Regulation S-K. If you decide to delete your reference to the independent valuation you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

We have decided to delete the reference to the independent valuation company that assisted us in conducting our goodwill impairment tests. We will modify portions of Note 2 to our Financial Statements regarding our goodwill impairment tests, and include the following description in our Form 10-Q for our third quarter ending March 31, 2007, and in future filings as appropriate:

Attachment

(Page 2)

“As required by SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment annually or more frequently if impairment indicators arise. Step one of the goodwill impairment test is to compare the “fair value” of the reporting unit with its “carrying amount.” The fair value of a reporting unit is the amount that a willing party would pay to buy or sell the unit other than in a forced liquidation sale. The carrying amount of a reporting unit is total assets, including goodwill, minus total liabilities. If the fair value of a reporting unit is greater than the carrying amount, the Company considers goodwill not to be impaired. If the fair value is below the carrying amount, the Company would proceed to the next step, which is to measure the impairment loss. Any such impairment loss would be recognized in the Company’s results of operations in the period in which the impairment loss arose. Goodwill was tested for impairment as of July 1, 2006 and 2005, and the tests indicated no impairment.

The Company’s approach to determining the fair value of the Custom and A-G reporting units was based on three different valuation methods: (a) a capitalized cash flow method which relies on historical financial performance, an estimate of the long-term growth rate in free cash flows and a determination of the weighted average cost of capital of each reporting unit, (b) a market price method that gives consideration to the prices paid for publicly traded stocks, and (c) a projected net income method that examines the projected net income of certain publicly traded stocks to determine a multiple of earnings that should be applied to the business unit’s estimated earnings.

The estimated fair values of the Custom and A-G reporting units were determined utilizing each of the above methods, and the valuation methods were analyzed as indicators of value. Based on the foregoing, the Company determined that there was no impairment. The Company also compared the values from the above approaches to the market capitalization of the Company (including the Bolt unit, which has no goodwill reflected in the financial statements) to provide an overall test to ascertain the reasonableness of the methods used.”

Certification – Exhibits 31.1 and 31.2

3.	In future filings, please remove the person’s title in the first sentence of the certification to comply with Item 601(a)(31) of Regulation S-K.

We will make this change in our Form 10-Q for our third quarter ending March 31, 2007 and in future 10-Q and 10-K filings.